Exhibit 12.1

Alpha Natural Resources, Inc. and Subsidiaries

Computation of Ratio of Earnings to Fixed Charges

(Amounts in thousands except ratio)

	Three Months Ended
	March 31,
	2012	2011
Earnings:
Income (loss) before income taxes	$(72,902)	$63,815
Adjustments:
Fixed charges	54,402	17,332
Income (loss) from equity investees	515	586
Amortization of capitalized interest	30	25
Capitalized interest	(1,029)	(118)
	$(18,984)	$81,640

Fixed Charges:
Interest expense	$45,434	$15,610
Portion of rental expense representative of interest	7,939	1,604
Capitalized interest	1,029	118
	$54,402	$17,332

Ratio of earnings to fixed charges	N/A (1)	4.71

(1)          The ratio of earnings to fixed charges was less than one-to-one for the three months ended March 31, 2012. Additional earnings of $73.4 million would be needed to have a one-to-one ratio of earnings to fixed charges.